November 10, 2008

Ms. Yolanda Crittendon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Octavian Global Technologies, Inc. - Amendment to
Current Report on Form 8-K/A (File No. 333-146705)

Dear Ms. Crittendon:

On behalf of our client, Octavian Global Technologies Group, Inc. (the “Company”), set forth below are responses to your letter of comment dated November 7, 2008 (the “Letter”) relating to the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2008.

The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Item 4.01

1.
We note that the audit report of Mr. Kinross-Kennedy on the financial statements for the fiscal year ended August 31, 2008, contained no adverse opinion or disclaimer of opinion and was not modified as to audit scope or accounting principles, however, the report did contain an explanatory paragraph relating to the uncertainty of the registrant’s ability to continue as a going concern. Amend your filing, in accordance with Item 3.04 (a)(1)(ii) of Regulation S-K, to indicate whether the accountant’s report on the financial statements for either of the past two years, including fiscal year ended August 31, 2007, contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Ms. Yolanda Crittendon
November 10, 2008

RESPONSE:

In response to the Staff’s comment, the Company has filed a Current Report on 8-K/A amending the language in Item 4.01 so as to provide that the “going concern” qualification in the accountant’s report also applies to the audited financial statements for the period from inception (April 19, 2007) through August 31, 2007.

2.
We also [sic] that in connection with its audit for the most recent fiscal year and through October 31, 2008, there were no disagreements with Mr. Kinross-Kennedy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Amend your filing, in accordance with Item 304(a)(1)(iv) of Regulation S-K, to state whether during the company’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has filed a Current Report on Form 8-K/A amending the language in Item 4.01 so as to provide that that there were no such disagreements for the period from inception (April 19, 2007) through August 31, 2007, for the fiscal year ended August 31, 2008 and for the current fiscal year through October 31, 2008 (the date on which the former accountant was dismissed).

Ms. Yolanda Crittendon
November 10, 2008

3.	Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

RESPONSE:

The Company has filed this letter as Exhibit 16.1 to the Current Report on Form 8-K/A.

Very truly yours, /s/ Scott M. Miller Scott M. Miller

Enclosures

cc:	Mr. Harmen Brenninkmeijer
Mr. Hamid Kabani
Mr. John Kinross-Kennedy